Exhibit 99.1

ALERT: Canadian Solar’s Fourth Quarter and Full Year 2015 Results to Exceed Prior Guidance

GUELPH, Ontario, Canada, February 16, 2016 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that its results will exceed prior guidance for the fourth quarter and full year 2015.  The Company plans to report its financial results for the fourth quarter and full year 2015 on Thursday, March 10.  Management will host a conference call to discuss results and its outlook at that time.  Separately, the Company announced the suspension of its at-the-market common share sale program due to market conditions.

For the fourth quarter of 2015, Canadian Solar now expects its total solar module shipments to be in the range of approximately 1,350 MW to 1,400 MW, compared to its previous guidance, which was in the range of 1,300 MW to 1,350 MW, including approximately 43 MW of shipments to the Company’s utility-scale solar projects that will not be recognized as revenue in the fourth quarter of 2015. The Company now expects its total revenue for the fourth quarter of 2015 to be in the range of $ 1.02 billion to $1.07 billion, compared to previous guidance which was in the range of $930 million to $980 million. Gross margin for the fourth quarter of 2015 is expected to be above the high end of previous guidance, which was in the range of 13% to 15%.

For the full year 2015, Canadian Solar now expects its total solar module shipments to be in the range of approximately 4.63 GW to 4.68 GW including approximately 300 MW of module shipments that will not be recognized as revenue, compared to its previous guidance for total module shipment recognized in revenue, which was in the range of 4.15 GW to 4.2 GW.  The Company now expects its total revenue for the full year 2015 to be in the range of $3.35 billion to $3.4 billion, compared to previous guidance, which was raised on November 15, 2015 to $3.28 billion to $3.33 billion from $2.8 billion to $3.0 billion previously.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our stronger than expected results reflect continued health and robust demand in the global solar market, combined with Canadian Solar’s Tier 1 position, strong bankability, increased sales in higher ASP regions and the benefit of favorable currency moves.  We continue to execute to our business strategy, which balances the rapid expansion of our utility-scale solar power project pipeline, and the sustained global leadership of our solar module business.  We expect the growth of global solar demand to continue based on the compelling environmental and cost advantages solar energy offers and its low single-digit penetration rate of the worldwide energy market.”

At-the-Market Program Update

The Company has suspended its previously announced at-the-market equity offering program, under which it offered its common shares through Credit Suisse as its sales agent, and reserved the rights to reactive or terminate the program at any time.  As of the date of this release, under the program the Company issued 500,000 common shares at the weighted average price of $27.73, resulting in net proceeds of $13.6 million after deducting discounts and commissions but before offering expenses.  The program will remain suspended as long as current market conditions continue.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 13 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany, Japan, the U.S. and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.